Organigram locks up supply of hemp-derived CBD through long-term agreement with industrial hemp research company

Research to focus on increasing CBD production in hemp and cannabis, while reducing transformation costs

MONCTON, JANUARY 21, 2019/CNW/ -- Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the Company has entered into an agreement with 1812 Hemp, a New Brunswick based industrial hemp research company to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. 1812 Hemp is focused on further developing a line of Canadian cultivars (specific varieties of plants cultivated to enhance desirable qualities) of high cannabidiol (CBD) yielding hemp for the Canadian climate.

Under the terms of the agreement, Organigram will have access to a secure supply of hemp flower which contains significant levels of cannabidiol (CBD cultivars ranging from 4% to 8%). CBD is a naturally occurring active ingredient in hemp and cannabis that is currently being studied for various therapeutic uses.

“Maximizing the CBD yield of hemp and cannabis means being able to meet increasing consumer demand for CBD while reducing overall production costs,” explains Greg Engel, CEO Organigram. “We are proud to work with other industry-leading companies and researchers to continue to explore the potential of hemp and cannabis plants and the efficiency with which we can deliver CBD to our customers.”

The recent legalization of cannabis in Canada has meant an increased need for agriculture technologies and plant breeding research to support both the indoor and outdoor growing of cannabis and industrial hemp. 1812 Hemp is excited to leverage the considerable research capacity and the substantial experience in variety and cultivar crop development in New Brunswick as it launches its industrial hemp breeding program for the development of new and improved cultivars to support the national and global demand for high value hemp genetics.

“We see the future CBD market in Canada and beyond to be an incredible opportunity” explains Engel. “CBD infused products will only grow in both medical and adult recreational channels, and we are focused on establishing the right relationships and processes now to fully take advantage of that opportunity”.

Access to Hemp

As part of the deal Organigram has access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018 which it intends to purchase and begin to send for extraction within the first calendar quarter of 2019.

In addition, Organigram has a right-of-first refusal on future procurement of hemp from 1812 Hemp which is expected to increase significantly in 2019 and beyond.

About 1812 Hemp

1812 Hemp is a New Brunswick based industrial hemp research company focused on furthering the development of existing, and new hemp cultivars for various applications including natural products, fibres and medicinals.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661-0947

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653